

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

April 5, 2007

Mr. James Kerr
Executive Vice President and Chief Financial Officer
Jo-Ann Stores, Inc.
5555 Darrow Road
Hudson, Ohio 44236

> **Re:** **Jo-Ann Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **Forms 10-Q for Fiscal Quarters Ended April 29, 2006, July 29, 2006**
> **and October 28, 2006**
> **Filed June 8, 2006, September 7, 2006 and December 7, 2006**
> **Response letters dated February 16, 2007 and April 4, 2007**
> **File No. 1-06695**

Dear Mr. Kerr:

    We have reviewed your response letters and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1.   We have reviewed your response to comment 1 in our letter dated March 7, 2007. Based on our review of your CODM reports, your conclusions that profit performance is assessed without regard to store format and that your CODM evaluates the financial results as a single operating segment do not seem to be supported by the contents of the reporting packages which present the results for both your traditional and superstore formats. We therefore believe that you have

two operating segments that meet the definition under paragraph 10 of SFAS 131. Also, it appears that the economic characteristics between the two store formats are sufficiently dissimilar to disallow aggregation under paragraph 17 of SFAS 131. If you believe otherwise, please support your position.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief